Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Tula Microphones, Inc.
448 W 19th st, #752
Houston, TX 77008
https://www.tulamics.com/

Up to $1,070,000.00 in Common Stock at $2.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Tula Microphones, Inc.
Address: 448 W 19th st, #752, Houston, TX 77008
State of Incorporation: DE
Date Incorporated: October 06, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 5,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 535,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $300.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk - ($500 + Tula t-shirt)

Tier 2 perk - ($1000 + Tula Mic)

Tier 3 perk - ($5,000+ Tula Mic +2% bonus shares)

Tier 4 perk - ($10,000+ Tula Mic+ 5% bonus shares)

Tier 5 perk - ($25,000+ Tula Mic+ 10% bonus shares)

Tier 6 perk - ($50,000+ Tula Mic + 15% bonus shares)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Tula Microphones, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

The Tula Mic is a portable USC mic and a mobile recorder designed for today's content creators and people working from home. Tula Mics was founded by the folks behind the legendary pro audio brand, Soyuz Microphones, used by many top bands and producers like Coldplay, Radiohead, Shawn Mendes and Nigel Godrich. The Tula features a proprietary noise reduction system which can provide studio-quality sound without the studio.

The Tula works with computers, phones and tablets as a USB mic using a USB-C cable (some iOS devices will require and Apple Camera Connector).

In addition, the Tula has 8gb of internal memory and a powerful battery allowing for up to 12 hours of continuous mobile recording in high quality wav format. All of the necessary function keys are located on the sides of the Tula. Also, the Tula Mic has a button that when long pressed for two seconds allows the Brusfri noise reduction algorithm to literally "learn" the background noise in a room and eliminate it. It won't help with barking dogs or screaming children but it works wonders with fan noise and ambient "hiss".

We manufacture our Tula Mics in Malaysia and then sell them via our own website and numerous dealers, large and small at varying rates of margin, never less than $50 per Tula (gross margin) and in some cases as high as $120.

Tula Microphones, Inc. was originally formed in 2019 as a Texas Limited Liability Company. In October 2021, the company converted to a Delaware C-Corporation to continue development, growth and fundraising for its brand.

Competitors and Industry

Our main competitors with the Tula Mic are established USB microphone brands such as Blue, Rode, Shure and AKG as well as mobile recorder brands like ZOOM and Tascam.

The first advantage that we have is that we're both a USB microphone AND a mobile recorder and all of our competitors are either one or the other.

The second advantage we have is our proprietary noise cancelling algorithm, Brusfri by Klevgrand which uses a completely different system than other existing systems resulting in a more natural sound with less artifacts. We have the exclusive on the embedded version of Brusfri until 2025.

The third advantage we have is our portability and our design. The Tula has a detachable flip stand that allows it to be used on a desktop and when closed, to be carried comfortably in a pocket. The design sensibility of the Tula is both modern and nostalgic with hard and soft edges.

The fourth advantage we have is that we are a much more environmentally conscious product in that the Tula is entirely screwed and snapped together to allow for easy repair and end of life recycling and our packaging is minimal and made entirely of paper.

Current Stage and Roadmap

The Tula Mic is fully developed, in mass production and already being sold. Tula has wide distribution in the US and the rest of the world with major retailers such as Amazon, Walmart, Best Buy, B&H, Sweetwater, Thomann and many others.

Tula is already working on the next two generations of the mic as well as a webcam and desktop speaker system which are being planned for fall of 2022.

The Team

Officers and Directors

Name: David Arthur Brown

David Arthur Brown's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, President, Director, and CEO
  Dates of Service: June 04, 2019 - Present
  Responsibilities: Define strategies for the company, define and control execution of business and marketing goals. Design and development of new products. Salary: $8,000. David dedicates 90% of his time to Tula Microphones.

Other business experience in the past three years:

- **Employer:** Soyuz Microphones LLC
  Title: Co-Founder, President
  Dates of Service: February 25, 2014 - Present
  Responsibilities: Define strategies for the company, oversee business and marketing goals. Design and development of new products. Salary: $5,200. David dedicates approximately 10% of his time to Soyuz.

Name: Karina Kagramanova

Karina Kagramanova's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: June 04, 2019 - Present
  Responsibilities: Accounting, inventory management, sales and operations support, monthly salary 5,118

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the consumer electronics industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to 1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
We have one product so therefore we are reliant on consumers to continue to purchase that product. While we believe our product will stay current consumer trends may shift and revenues may decrease as a result.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the

right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Tula Mic is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 5 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not

to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any

significant disruption in service on Tula, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Tula Microphones, Inc. could harm our reputation and materially negatively impact our financial condition and business.

Electronic chip shortage
As the world shut down because of the COVID-19 pandemic, many factories closed with it, making the supplies needed for chip manufacturing unavailable for months. Increased demand for consumer electronics caused shifts that rippled up the supply chain. There's a risk we might not get enough chips to fulfill our demand, that's why part of the funds raised in this campaign will be allocated to long lead-time chips orders and avoid potential supply deficit.

COVID-19 pandemic
Even though we have managed to develop and launch a product during pandemic in 2020, if situations worsens it might hinder our supply chain.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
David Arthur Brown	5,978,001	Common Stock	59.78
Maksim Permiakov	2,940,000	Common Stock	29.4

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 535,000 of Common Stock.

Common Stock

The amount of security authorized is 12,000,000 with a total of 10,000,000 outstanding.

Voting Rights

1 vote per share. Please see voting rights for securities sold in this offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $170,000.00
  Number of Securities Sold: 125,925
  Use of proceeds: development of the product
  Date: August 13, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 as well as 2019 was 0 as the company was still in development product stage. However at the end of 2020 a successful Indiegogo crowdfunding campaign was launched with more than 2,2 thousand microphones pre-sold, with delivery in early 2021.

Cost of sales

Respectively no cost of sales were recorded in 2020 and 2019.

Expenses

The Company's expenses consist of among other things the research and development expenses of the Tula Mic, compensation, marketing and sales expenses, fees for professional services and patents. Expenses in 2020 increased by $793,655 from 2019. Approximately $555.887 of this increase was due to increased research and development expenses to fully develop The Tula Mic, to launch and ship initial orders in 2021. Remainder of expenses increase allocated to PR and advertising costs for launch and crowdfunding campaign.

Historical results and cash flows:

The Company is currently in the active production and sales stage and generating revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because the development stage is over and we have inventory on hand, meaning we no longer need to heavily invest in development and will start generating profits. Past cash was primarily generated through equity investments. Our goal is to generate cash through sales to dealers and distributors around the world as well as sales channels, like Amazon and our web store.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September, 2021, the Company has capital resources available in the form of cash on checking account at JP MorganChase N.A in the amount of 60,575 on hand plus customer order for about 80,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

If critical: These funds are required to support inventory purchase, further development of the product, advertising and marketing campaigns, new employees hiring and procurement of long-lead time chips.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 70% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 8 months. This is based on a current monthly burn rate of $60k for expenses related to salaries, inventory purchase, advertising and marketing expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a current monthly burn rate of $60k for expenses related to salaries, inventory purchase, advertising and marketing expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- **Creditor:** Maksim Permiakov
  Amount Owed: $50,000.00
  Interest Rate: 3.0%
  Note payable to a private lender, payable in full including interest at 3.00% on December 31, 2021. The loan is unsecured and does not require guarantees

- **Creditor:** Soyuz Microphones LLC
  Amount Owed: $100,000.00
  Interest Rate: 3.0%
  Note payable to a private lender, payable in full including interest at 3.00% until December 31, 2021. The loan is unsecured and does not require guarantees

Related Party Transactions

- **Name of Entity:** Maksim Permiakov
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Loan by Maksim Permiakov to Tula.
  Material Terms: Amount $50,000. Maturity date is 12/31/2021; term 2 years

- **Name of Entity:** Soyuz Microphones LLC
  Names of 20% owners: David Arthur Brown, Pavel Bazdyrev, Maksim Permiakov
  Relationship to Company: Main owners are the same in Soyuz as in the Tula
  Nature / amount of interest in the transaction: Loan
  Material Terms: Amount $100,000; Maturity date: 12/31/2021; term - 2 years

- **Name of Entity:** David Arthur Brown
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Tula loan to David Arthur Brown
  Material Terms: Amount $16,987; Maturity date 12/31/2022; term - 3 years

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors including the company's financial targets, our proprietary technology, and our company status.

First, our sales and financial targets for 2021 / 2022 are $6,552,000. This is based on the following costs of goods sold $3,270,000, estimated expenses at $2,655,000 and a margin of $627,000 for the next year. This is forward looking information, please refer to our forward looking information legend and our risk factors section and our legend below*.

Second, we currently have a proprietary noise reduction algorithm from Klevgrand. This tech is exclusive to our product till 2025 under our licensing agreement.

Third, we valued our current company status. We have a fully developed, in production product that is currently on the market and generating sales.

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company has only one class of common stock; (ii) the company has no outstanding options, warrants, and other securities with a right to acquire shares; and (iii) the company has no shares reserved for issuance under a stock plan. The company does not have any outstanding convertible securities.

*THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE

FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  96.5%
  payment for inventory purchase at the manufacturing plant

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  20.0%
  inventory purchase at the manufacturing plant

- *Research & Development*
  22.0%
  payment for research and development of the microphone to mechanical and firmware engineers

- *Company Employment*
  19.0%
  hire professionals to support growth

- *Working Capital*
  10.0%
  shipping, fulfillment, supplies

- *Marketing*
  11.0%
  advertising and PR campaigns

- *Operations*
  8.0%
  General company operations, administrative and business operations

- *Long lead time chips*
  6.5%
  purchase of long lead time chips

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.tulamics.com/ (https://www.tulamics.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/tulamics

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Tula Microphones, Inc.

[See attached]

Tula Microphones LLC

Financial Statements and Supplementary Information

(Reviewed)

December 31, 2020 and 2019

rkl LLP

FOCUSED. ON YOU.

FOCUSED. ON YOU.

Independent Accountant's Review Report

To the Board of Directors
Tula Microphones LLC
Houston, Texas

We have reviewed the accompanying financial statements of Tula Microphones LLC, which comprise the balance sheet as of December 31, 2020 and 2019, and the related statements of operations, members' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

1330 Broadcasting Road, P.O. Box 7008, Wyomissing, PA 19610-6008 Main: 610.376.1595 Fax: 610.376.7340 RKLcpa.com

Other Matter

The accompanying supplementary information, as listed in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the review procedures applied in our reviews of the basic financial statements. We are not aware of any material modifications that should be made to the supplementary information. We have not audited the supplementary information and do not express an opinion on such information.

RKL LLP

September 17, 2021
Wyomissing, Pennsylvania

Tula Microphones LLC

Balance Sheet

See Independent Accountant's Review Report

	December 31, 2020	December 31, 2019
Assets		
Current Assets		
Cash	**$ 203,326**	$ 120,846
Inventories	**93,584**	-
Total Current Assets	**296,910**	120,846
Property, Plant, and Equipment, Net	**107,032**	-
Other Assets		
Due from related parties	**16,987**	16,987
Total Assets	**$ 420,929**	$ 137,833
Liabilities and Members' Equity (Deficit)		
Current Liabilities		
Current portion of long-term debt	**$ 161,648**	$ -
Accounts payable	**345,930**	-
Deferred revenue	**417,222**	-
Accrued payroll	**3,061**	2,718
Other current liability	**50,926**	588
Total Current Liabilities	**978,787**	3,306
Members' Equity (Deficit)		
Additional paid-in capital	**570,000**	300,000
Accumulated deficit	**(1,127,858)**	(165,473)
Total Members' Equity (Deficit)	**(557,858)**	134,527
Total Liabilities and Members' Equity (Deficit)	**$ 420,929**	$ 137,833

See accompanying notes.

Tula Microphones LLC

Statement of Operations

See Independent Accountant's Review Report

	Years Ended December 31, 2020	2019
Operating Expenses	**$ 996,571**	$ 167,916
Operating Loss	**(996,571)**	(167,916)
Nonoperating Income (Expense)		
Other income	**37,632**	2,443
Interest expense	**(3,446)**	-
Total Nonoperating Income (Expense)	**34,186**	2,443
Net Loss	**$ (962,385)**	$ (165,473)

See accompanying notes.

Tula Microphones LLC

Statement of Members' Equity (Deficit)
See Independent Accountant's Review Report

Balance at December 31, 2018	$ -
Net loss	(165,473)
Contribution from member	300,000
Balance at December 31, 2019	134,527
Net loss	**(962,385)**
Contribution from member	**270,000**
Balance at December 31, 2020	**$ (557,858)**

Tula Microphones LLC

Statement of Cash Flows

See Independent Accountant's Review Report

	Years Ended December 31, 2020	2019
Cash Flows from Operating Activities		
Net loss	**$ (962,385)**	$ (165,473)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation	**82,649**	-
(Increase) decrease in assets		
Inventories	**(93,584)**	-
Due from related parties	**-**	(16,987)
Increase (decrease) in liabilities		
Accounts payable	**345,930**	-
Deferred revenue	**417,222**	-
Accrued payroll	**343**	2,718
Other current liability	**50,338**	588
Net Cash Used in Operating Activities	**(159,487)**	(179,154)
Cash Flows from Investing Activities		
Purchase of equipment and leasehold improvements	**(189,681)**	-
Net Cash Used in Investing Activities	**(189,681)**	-
Cash Flows from Financing Activities		
Proceeds from long-term debt	**161,648**	-
Contribution from member	**270,000**	300,000
Net Cash Provided by Financing Activities	**431,648**	300,000
Net Increase in Cash	**82,480**	120,846
Cash at Beginning of Year	**120,846**	-
Cash at End of Year	**$ 203,326**	$ 120,846
Supplemental Disclosure of Cash Flow Information		
Cash payments for interest	**$ 3,446**	$ -

See accompanying notes.

Note 1 - Nature of Business

Tula Microphones LLC (the Company) manufactures and sells high-quality USB microphones and mobile recorders with active noise cancellation. The Company was established in Houston, Texas on June 4, 2019. The Company extends credit to its customers, all on an unsecured basis, on terms that it establishes for individual customers.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. GAAP. Under the accrual basis of accounting, support and revenue are recognized when earned and expenses are recognized when incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

For purposes of reporting cash flows, the Company includes all cash accounts, which are not subject to withdrawal restrictions or penalties, as cash on the accompanying balance sheet.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or net realizable value.

Property, Plant, and Equipment

Property, plant, and equipment is stated at cost. Depreciation is computed primarily on the straight-line method over the estimated useful lives of the respective assets. Improvement to leased property are amortized over the shorter of the lease terms or lives of the improvements.

Maintenance and repairs of property, plant, and equipment are charged to operations and major improvements are capitalized. Upon retirement, sale, or other disposition of property, plant, and equipment, the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in income.

Note 2 - Summary of Significant Accounting Policies (continued)

Long-Lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances have indicated that an asset may not be recoverable, and are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest charges) is less than the carrying value of the assets, the assets will be written down to the estimated fair value and such loss is recognized in income from continuing operations in the period in which the determination is made. Management determined that no impairment of long-lived assets existed as of December 31, 2020 and 2019.

Income Taxes

The Company, with the consent of its members, has elected to be taxed under sections of federal and state income tax laws which provide that, in lieu of corporation income taxes, the members separately account for their pro rata shares of the Company's items of income, deductions, losses, and credits. Therefore, these statements do not include any provision for corporation income taxes (refunds). Also, the Company has not declared distributions for the years ended December 31, 2020 and 2019.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company, including whether the entities are exempt from income taxes. Management evaluated the tax positions taken and concluded that the Company had taken no uncertain tax positions that require recognition or disclosure in the financial statement. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. Federal, state, or local tax authorities for years before December 31, 2017.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers*, which provides a five-step model for recognizing revenue from contracts with customers as follows:

- Identify the contract with a customer;
- Identify the performance obligations in the contract;
- Determine the transaction price;
- Allocate the transaction price to the performance obligations in the contract; and
- Recognize revenue when or as performance obligations are satisfied.

The Company's revenue is primarily derived from sales of high-quality USB microphones and mobile recorders with active noise cancellation. The Company's products are marketed and sold primarily to end-user commercial customers throughout the world. Sales of products are subject to economic conditions and may fluctuate based on changes in the industry, trade policies, and financial markets.

Note 2 - Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

Revenue from the sale of high-quality USB microphones-mobile recorders is recognized upon transfer of control to the customer, which is typically upon shipment. The Company has elected to treat shipping and handling activities related to contracts with customers as costs to fulfill the promise to transfer the associated equipment and not as a separate performance obligation.

As discussed previously, revenue from the sale of high-quality USB microphones-mobile recorders is recognized at a point in time. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring goods to the customer. Revenue is recorded based on the transaction price, which includes fixed consideration and estimates of variable consideration such as early payment discounts, volume discounts, rebates, and rights of return, if applicable.

The timing of revenue recognition may not align with the right to invoice the customer. The Company records accounts receivable when it has the unconditional right to issue an invoice and receive payment, regardless of whether revenue has been recognized. If revenue has not yet been recognized, a contract liability (deferred revenue reported/disclosed as "customer deposits") also is recorded.

Payment terms on invoiced amounts are typically 30 days for business customers and 20 days for prepayment. E-commerce and Amazon customers pay at the time the order is placed. In instances where the timing of revenue recognition differs from the timing of the right to invoice, the Company has determined that a significant financing component generally does not exist. The primary purpose of the Company's invoicing terms is to provide customers with simplified and predictable ways of purchasing the products and not to receive financing from or provide financing to the customer.

The Company generally provides a one year warranty for its products. Historically, warranty claims have not resulted in material costs incurred. The Company does not consider warranties to be performance obligations.

The Company has also elected as a practical expedient the accounting policy under which it excludes from the transaction price taxes it collects (when applicable) from its nonexempt customers that were assessed by a government authority. The Company, therefore, reports revenues net of sales tax.

Shipping and Handling Costs

Freight is included in materials and shipping expense and is included in selling expenses in the statement of operations. Freight and shipping costs for the years ended December 31, 2020 and 2019 were $18,933 and $75, respectively.

Advertising Costs

Advertising costs are charged to expense as incurred. Advertising expense for the years ended December 31, 2020 and 2019 amounted to $91,902 and $23,996, respectively.

Note 2 - Summary of Significant Accounting Policies (continued)

Sales Taxes

The Company collects and remits sales taxes on transaction with customers and reports such amounts under the net method in the statement of operations. Accordingly, these taxes are not included in gross revenue.

Research and Development Costs

Research and development costs are charged to operations when incurred and included in operating expenses. The amounts charged for the years ended December 31, 2020 and 2019 were $593,015 and $37,128, respectively.

Recent Accounting Pronouncement

In February 2016, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2016-02, *Leases (Topic 842)*, as subsequently amended in ASU 2019-10 and ASU 2020-05. The guidance in these ASUs supersedes the leasing guidance in Topic 840, *Leases*, which sets out the principles for the recognition, measurement, presentation, and disclosure of leases for both parties to a contract (i.e. lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases, based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months, regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases, and operating leases. The new standard is effective for privately held companies for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years beginning after December 15, 2022. The ASU is expected to impact the Company's financial statements, as the Company has certain operating leases for which it is the lessee. The Company will be evaluating the impact of this new guidance on the financial statements.

Note 3 - Inventories

Inventories consist of work in process in the amount of $93,584 and $-0- for the years ended December 31, 2020 and 2019, respectively.

Note 4 - Property, Plant, and Equipment

Property, plant, and equipment consists of the following at December 31:

	2020	2019
Tooling	$ 189,681	$ -
Accumulated depreciation	(82,649)	-
	$ 107,032	$ -

Note 5 - Paycheck Protection Program Loan

The Coronavirus Aid, Relief, and Economic Security (CARES) Act created the Paycheck Protection Program (PPP) to provide certain small businesses with liquidity to support their operations during the COVID-19 pandemic. The PPP is a loan program designed to provide a direct incentive for small businesses to keep their employees on payroll.

The loan has a 1% fixed interest rate and is due in two years. However, the loan is eligible for forgiveness in full or in part, including any accrued interest under certain conditions and is subject to audit by the U.S. Government. The loan will be forgiven if the loan proceeds were used for eligible purposes, including payroll, benefits, rent, and utilities, and the Company maintained its payroll levels for 24 weeks.

In July 2020, the Company received loan proceeds in the amount of $11,648 under the PPP. The Company accounted for the PPP loan as a financial liability in accordance with ASC 470, *Debt*, after considering the following aspects: (a) the legal form of a PPP loan is debt, regardless of whether the Company expects the loan to be forgiven, and (b) given the degree of uncertainty and complexity surrounding the PPP loan forgiveness process, this may impact a company's initial assessment.

Under ASC 470, the Company recognizes a liability for the full amount of PPP proceeds received and accrue interest over the term of the loan. No additional interest was imputed at a market rate because the guidance on imputing interest in ASC 835-30 excludes transactions where interest rates are prescribed by a government agency. The Company used the proceeds for purposes consistent with the PPP. The Company also met the conditions of forgiveness and obtained forgiveness in whole on January 14, 2021 (see Note 10). The amount forgiven (i.e. the Company is legally released from being the loan's primary obligor in accordance with ASC 405-20) is income from the extinguishment of the liability and will be recognized in the statement of operations as a gain on loan extinguishment for the year ending December 31, 2021. In considering the term of the loan and payment deferred portion, the Company determined that the loan balance of $11,648 at December 31, 2020 would be presented as noncurrent in long-term liabilities in the balance sheet.

Note 6 - Long-Term Debt

Long-term debt consists of the following at December 31:

	2020	2019
Payroll protection program loan received from a bank. The loan is uncollateralized. Fully forgiven during 2021 (see Note 10)	**$ 11,648**	$ -
Note payable to a related party, payable in full including interest at 3.00% on December 31, 2021. The loan is unsecured and does not require guarantees	**50,000**	-
Note payable to a related party, payable in full including interest at 3.00% until December 31, 2021. The loan is unsecured and does not require guarantees	**100,000**	-
	$ 161,648	$ -

Note 7 - Concentration of Credit Risk

The Company has deposit accounts with a financial institution that, at times, may exceed insured limits. The Company believes they are not exposed to any significant credit risk with regard to their cash.

Note 8 - Commitments

The Company has entered into a Logistics Services Agreement (the Agreement) with Greenline Inc. (Greenline), dated November 11, 2020. Greenline will provide the Company with certain warehousing, inventory fulfillment, and other logistics services as described within the Agreement with respect to materials manufactured and/or sold. The Company pays a monthly fee of $99, as well as additional fees for orders received and fulfilled, returns processed, and additional supply chain related services.

Note 9 - Risks and Uncertainties

On January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. The actions taken to mitigate it have had, and are expected to continue to have, an adverse impact on the economy, financial markets, public support, and the geographical area in which the Company operates. It is unknown how long these conditions will last and what the complete financial effect will be to the Company.

Additionally, it is reasonably possible that estimates made in the financial statements have been, or will be, materially and adversely impacted in the near term as a result of these conditions.

Note 10 - Subsequent Events

The Company has evaluated subsequent events through September 17, 2021. This date is the date the financial statements were available to be issued. The following material event subsequent to December 31, 2020 was noted:

On January 14, 2021, the Company received full forgiveness on its PPP loan in the amount of $11,648.

No other material events subsequent to December 31, 2020 were noted.

Tula Microphones LLC

Operating Expenses

See Independent Accountant's Review Report

	Years Ended December 31, 2020	2019
Selling Expenses		
Advertising	**$ 91,902**	$ 23,996
Office supplies and expenses	**5,744**	874
Sales expense	**20,795**	3,520
Sales and use tax	**273**	-
Shipping expense and postage	**18,933**	75
Subcontracts	**-**	11,000
Total Selling Expenses	**137,647**	39,465
General and Administrative Expenses		
Bank charges	**14,782**	381
Depreciation and amortization	**82,649**	-
Office supplies and expenses	**16**	99
Other	**889**	343
Payroll		
Administration	**93,823**	71,133
Taxes	**7,747**	6,012
Professional expenses	**32,862**	4,590
Taxes and licenses	**19,238**	-
Travel	**13,903**	8,765
Total General and Administrative Expenses	**265,909**	91,323
Research and Development Expenses	**593,015**	37,128
Total Operating Expenses	**$ 996,571**	$ 167,916

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

The Tula Mic

Possibly the Only Mic You'll Ever Need


start engine
TULA
The Tula Mic

Website | Houston, TX | ELECTRONICS

$0.00 raised

0 Investors	**$20M** Valuation
$2.00 Price per Share	**$300.00** Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Founded by the co-owner of Soyuz Microphones, a highly respected pro audio brand, Tula Mics creates beautifully designed (and great sounding) microphones for the much larger market of content creators and people working from home. The Tula Mic is both a USB C microphone that works effortlessly with computers and phones and a mobile recorder with its own internal battery and memory.

Reasons to Invest

- Product fully developed and in mass production, with distribution & revenue in 2021 in a large & fast-growing market
- Experienced founders with another successful microphone company
- Strategic advantages over competitors including exclusivity of key technology until 2025

THE PROBLEM


high-quality
audio equipment is
expensive
& unattractive
(and not very portable)

Podcasters, Youtubers, musicians, and people working from home require high-quality audio but often don't have the equipment or the time necessary to achieve it.

- Most people don't have acoustically treated rooms
- Most current USB microphones are bulky and unattractive
- Content creators need a portable microphone/recorder that can record anywhere without a phone or computer

THE MARKET


Tula Stories: Podcaster
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1. Content Creators & Podcasters

YouTube

Unlike TV and radio, where the content is produced by a relatively small number of people and consumed by a large number, YouTube and podcasts utilize a vast number of creators to produce their content. These people all need the proper equipment to make their offerings as high quality as they can be.

- **YouTube has over 2 billion monthly logged-in users (YouTube)**
- **Every day, people watch over a billion hours of YouTube video (YouTube)**
- **Over 500 hours of content are uploaded to YouTube every minute (YouTube)**

Podcasting

According to Pew Research, 41% of Americans say they've listened to a podcast in the last month, up from only 8% in 2008. According to Podcast Insights, there are currently more than 2 MILLION active podcasts in the world.

* *Source*, *Source*


Tula Stories: Work From Home
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2. Home Office

The pandemic turbocharged what was an already existing trend toward remote working.

According to buffer.com and PC Mag, 98% of remote workers surveyed in 2020 said they would like to continue working remotely at least part time for the rest of their lives. That's a LOT of home offices that need good microphones, cameras and desktop speakers.


Tula Stories: Musician
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3. Musicians

In 2019 revenues from sales of home-studio products (including microphones, audio interfaces, mixers, studio monitor speakers and headphones) exceeded $700m according to FutureSource, a consultancy.

THE SOLUTION


TULA

Bringing Studio Quality to the Home Market

The Tula Mic is a simple & intuitive microphone and mobile recorder that brings professional-quality audio into the reach of the average person. We believe it's more portable and stylish than the competition – and it has more useful features.

The Tula works with computers, phones and tablets as a USB mic using a USB-C cable. In addition, it has 8GB of internal memory and a powerful battery allowing for up to 12 hours of continuous mobile recording in high quality .WAV format.



All of the necessary function keys are located on the sides of the Tula, including a button that activates our proprietary Brusfri noise reduction algorithm. This technology literally "learns" the background noise in a room and eliminates it. While it won't help with barking dogs or screaming children, it works wonders with fan noise and ambient "hiss".

How does the Tula sound?



A Fully-Launched Product and Enthusiastic Reception

Since our launch, we've successfully developed the Tula Mic through the many stages of design and prototyping and into mass production.

We've recently signed agreements with most of the major consumer electronics and pro audio dealers in the world, including **Best Buy, Amazon, Walmart, Sweetwater, B&H, Thomann,** and more.

We already have revenue of more than $1 million in 2021, and our projected revenues for 2022 are $5 million.

We've been favorably reviewed by TechCrunch, Engadget, Gear Patrol, Rich On Tech (KTLA) and many others.


How We Stack Up to the Competition
The Tula Mic is more
PORTABLE
BEAUTIFUL
FUNCTIONAL

Our main competitors are established USB microphone brands such as Blue, Rode, Shure and AKG as well as mobile recorder brands like ZOOM and Tascam. We stand out from the market in four main ways:

1. Unlike our competitors, we provide **both a USB microphone AND a mobile recorder** in one amazing product. All of our competitors are either one or the other.

2. Our proprietary noise cancelling algorithm **Brusfri by Klevgrand** uses a completely different system than other existing products, resulting in a more natural sound with less artifacts.

3. Tula's portability and design ensure that it's convenient to use and visually appealing. The Tula has a detachable flip stand that allows it to be used both on a desktop and carried comfortably in a pocket. The design sensibility of the Tula is **both modern and nostalgic** with hard and soft edges.

4. We also ensured that our product is **environmentally conscious**, entirely screwed and snapped together (rather than glued) to allow for easy repair and end-of-life recycling. Our packaging is minimal and 100% paper-based.

WHY INVEST

- **Fast growing market**
- **Already in production**
- **In revenue stage**
- **Extensive distribution in place**
- **Great press**
- **Experienced team**

The Tula Mic is merely our first product. We have two more versions of the Tula currently in development; a less expensive version and a more expensive version. In addition, we have plans to move into webcams, desktop speakers and hifi.


If you're podcasting
If you're working from home
If you're recording music
If you're creating anything at all
The Tula Mic is for you

Right now, the home office and content creation sectors are both growing annually by double digits. Tula is perfectly positioned to serve these needs with products that are as aesthetically pleasing as they are technologically advanced.

Join us on our journey.

IN THE PRESS

engadget

"Despite its size, it stacks up favorably to the two other desk mics I use frequently: Blue's mostly venerable Yeti and the Audio Technica ATR-2100X."

Meet Our Team



David Arthur Brown

Founder, President, Director, and CEO

David's based in Barcelona. He's a lifelong musician and songwriter who played saxophone with Beck in the late 90s and is the leader of his own band, Brazzaville. He's also the co-founder and president of Soyuz Microphones and is the principal designer for both Soyuz and Tula.

David dedicates 90% of his time to Tula Microphones and about 10% of his time to Soyuz.



Karina Kagramanova

Operations Support Manager

Karina is based in Houston, Texas and before joining Tula held several high-level positions in the oil and gas industry including senior manufacturing manager for Baker Hughes.



Karina Badalova

Global Sales Coordinator

Karina is based in St. Petersburg and before joining the Tula she worked at Russia's oldest continuously operating microphone company, Oktava helping them to create and manage their web store and online dealers.



Chris Dauray

Brand Management Consultant

Based in Los Angeles, Chris provides content creation and global brand management for several of the most highly-regarded brands in the music recording industry. In addition to branding and marketing, Chris has great interest in all things related to audio and industrial design.



Steven Nersesian

Mechanical Engineer/Project Manager

Based in San Francisco, Steven is a lifelong mechanical design and manufacturing engineer, focused on designing, and making best in class hardware. His client list includes Ember Technologies, Intel, Panic, Teenage Engineering, Vizio, Trimble, Cisco, Oral-B, Symantec, Abbott Labs, and IDEO.



Stefan Burstrom

Firmware and Electrical Engineer

Stefan is based in Stockholm and has a Master's Degree in Engineering Physics, He has a wide range of technology companies in his portfolio such as Anoto, Livescribe, Edgeware, myFC and Teenage Engineering. He's also a multi-time Swedish skydiving champion and holds several world and national records.



Gerardo Barroeta

Electrical Engineer

Gerardo is an inventor, hardware engineer and entrepreneur wrapped into one. He co-founded Velo Labs and has authored over 10 patents. His work has been featured in every major publication from Gizmodo to the New York Times.



Kenny Lyon

Logistics Coordinator USA

Kenny is based in LA and is a guitarist, bassist, music producer, and author. He has performed and recorded with artists such as the Lemonheads, Jann Arden, NOFX, Mark Curry, Los Super Elegantes, Joel Virgel, Jim Bianco, and Brazzaville.



Milo Brown

Logistics Coordinator EU

Milo is based in Barcelona and at 21 is the youngest member of the Tula team. He's a natural entrepreneur who ran his own business before the age of 20. He enjoys cooking, bachata and going to the beach with his girlfriend.



Pavel Bazdyrev

Logistics Coordinator Russia and Eastern Europe

Pavel, based in Tula, Russia, is David's partner in Soyuz Microphones. Over the past seven years he has successfully built Soyuz' world-class microphone manufacturing facility from scratch. He has received several awards as a "Best Exporter" of hi-tech equipment in Russia.



Frankie Arvelo

Outside Legal Counsel

Frankie is an experienced attorney and investor with a demonstrated history of working with founders on issues that shape their companies. He's worked and/or invested in transactions worth more than $800M and serves as outside general counsel to Tula Microphones.



Meihua Li

SEO / Analytics

Meihua lives in Los Angeles and is a graduate of USC and Xiamen University. She's a dedicated SEO/Analytics specialist who can conduct efficient and accurate research and SEO strategy implementation.



Olabisi Oyinloye

Social Media Manager

Based in France, Olabisi is an MSc International Commerce & Digital Marketing Graduate with a passion for social media and building brands. Her mobile phone is her Bible. She likes dark chocolate, baguettes and desserts.

Offering Summary

Company	Tula Microphones, Inc.
Corporate Address	448 W 19th st, #752, Houston, TX 77008
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$300.00

Terms

Offering Type	:	Equity
Security Name	:	Common Stock
Minimum Number of Shares Offered	:	5,000
Maximum Number of Shares Offered	:	535,000
Price per Share	:	$2.00
Pre-Money Valuation	:	$20,000,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Early Bird

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Tier 1 perk - ($500 + Tula t-shirt)

Tier 2 perk - ($1000 + Tula Mic)

Tier 3 perk - ($5,000+ Tula Mic +2% bonus shares)

Tier 4 perk - ($10,000+ Tula Mic+ 5% bonus shares)

Tier 5 perk - ($25,000+ Tula Mic+ 10% bonus shares)

Tier 6 perk - ($50,000+ Tula Mic + 15% bonus shares)

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Tula Microphones, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Tula Mic StartEngine Video

David Brown:
Hello, my name is David Brown. I'm a singer, a songwriter, and the founder of Tula Mics. As I'm sure you're well aware, investing in startups is a risky business. 90% of them fail. But there's one factor that greatly reduces the risk, and that's experience. Back in 2014, my partner and I founded a high-end pro audio company called Soyuz Microphones, and success was far from assured. The market we were targeting was both tiny and crowded, but we believe that we had unique value propositions that would set us apart. Seven years later, we're a well-respected brand in the pro audio world. Our mics are used by the likes of Coldplay, Radiohead, the Lumineers and countless others. We're profitable with revenues doubling every year for the past three. Soyuz mics sound great, but they're really expensive, and really only useful to high-level audio professionals. So a few years ago, I got the idea to start a whole new company that would build products for the ever-growing community of content creators and people working from home.

David Brown:
The Tula is a portable and stylish USB microphone that works effortlessly with computers and phones. But there are already many companies making USB mics. So in order to compete with them, we had to add a couple of extra features. First, the Tula can function as a standalone mobile recorder with eight gigs of internal memory and a large battery, allowing for up to 12 hours of recording in high-quality wav format. The second feature is a proprietary noise canceling algorithm called Brusfri, developed by the Swedish software company, Klevgrand. With just the touch of a button, you can get studio quality sound without the studio. By the way, this is what this video would sound like with a camera mic.

David Brown:
Unlike many startups, Tula's not in the concept or prototype stage. We're already in mass production. The tool has received universally positive reviews in the tech and audio press, and we already have distribution arranged with many of the major resellers. As I mentioned before, the pro audio world is both tiny and crowded. By contrast, the market that we're targeting with Tula is vast and growing very quickly. The number of YouTube channels has exploded in recent years, same with podcasts, and as a result of the pandemic working from home is now something that's part of the mainstream. So if you think we have what it takes to make Tula into a global brand, come join us on our journey. We'll be pleased to have you as part of the Tula family. Thanks for listening.

Tula Second Vido

I wanted

claire to stay all day

she ran away

before i could tell her i wanted her to

stay

i said jump in my car she said i'm all

too far and couldn't take it any longer

i said claire what do you mean but she

was too far away to heal

me

i don't have to chase after claire

anymore

harder than i thought to pretend she

doesn't exist anymore

Third Tula video of girl singing

i don't have to chase after claire

anymore

harder than i thought to pretend she

doesn't exist anymore

you

TulaMic Library: Male Spoken Word

il était une fois une marchande de foi

qui vendait du foie dans la ville de

foix se dit ma voix c'est la dernière

fois que je vends du choix dans la ville

deux fois

TulaMic Library: Male Vocals 1
comme la lagon portée on vient battre le

rocher je ne sais pas pourquoi mais je
reviens toujours à toi je me suis des
enchantés d'avoir voulu tout et je mens
chaque fois mais je reviens toujours à
toi tout ce que tu peux me reprocher je
le sais je ne te demande pas ce que tu
as fait

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.